Exhibit 99.102

November 25, 2019

British Columbia Securities Commission

Ontario Securities Commission

Alberta Securities Commission Dear Sirs:

Re:	NexTech AR Solutions Corp. (the “Company”)
Notice Pursuant to Section 4.8 of National Instrument 51-102

1.	Change of Year End

The Company provides notice that it intends to change its financial year end from May 31 to December 31.

2.	Reason for Change

The change in financial year end from May 31 to December 31 is being made so that fiscal year and quarterly filings coincide with calendar quarters.

3.	Previous Financial Year End

May 31

4.	New Financial Year end

December 31

5.	Length and Ending Date of the Periods of the Interim and Annual Financial Statements to be Filed for the Transition Year and New Financial Year

The length, ending dates and filing deadlines of the periods, including the comparative periods, of the annual financial statements to be filed for the Company’s transition year and its new financial year are as follows:

Transition Year	Comparative Annual Financial Statements to Transition Year	Filing Deadline for Annual Financial Statements for Transition Year	New Financial Year	Comparative Annual Financial Statements to New Financial Year	Canadian Filing Deadline for Annual Financial Statements for New Financial Year
7 months ended December 31, 2019	12 months ended May 31, 2019	140 days after year end	12 months ended December 31, 2020	7 months ended December 31, 2019 and 12 months ended May 31, 2019	April 20, 2020

Suite 1200, 750 West Pender Street, Vancouver, BC, V6C 2T8 ● NextechAR.com

The length, ending dates and filing deadlines of the periods, including the comparative periods, of the interim financial statements to be filed for the Company’s transition year and its new financial year are as follows:

Interim Periods for Transition Year	Comparative Interim Periods to Interim Periods in Transition Year	Filing Deadline for Interim Financial Statements of Transition Year	Interim Periods for New Financial Year	Comparative Interim Periods in New Financial Year	Canadian Filing Deadline for Interim Financial Statements of New Financial Year
3 months ended August 31, 2019	3 months ended August 2018	140 days after year end	3 months ended March 31, 2020	3 months ended March 31, 2019	May 30, 2020
			6 months ended June 30, 2020	6 months ended June 30, 2019	August 29, 2020
			9 months ended September 30, 2020	9 months ended September 30, 2019	November 29, 2020
			12 months ended December 31, 2020	7 months ended December 31, 2019	April 30, 2021
12 months ended May 31, 2019

Yours truly,

NEXTECH AR SOLUTIONS CORP.

Kashif Malik

CHIEF FINANCIAL OFFICER

Suite 1200, 750 West Pender Street, Vancouver, BC, V6C 2T8 ● NextechAR.com